SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2013

Coca-Cola Hellenic Bottling Company S.A.

(Translation of Registrant’s Name Into English)

Coca-Cola Hellenic Bottling Company S.A.

9 Fragoklissias Street

151 25 Maroussi, Athens

Greece

011-30-210-618-3137

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐           No ☒

Press Release of 23 July 2013 — Coca-Cola Hellenic Bottling Company S.A. to Delist from the New York Stock Exchange and Deregister its Securities under the Exchange Act

Coca-Cola Hellenic Bottling Company S.A. to Delist from the New York Stock Exchange and Deregister its Securities under the Exchange Act

Athens, Greece — 23 July 2013 — On 18 June 2013 Coca-Cola HBC AG (“Coca-Cola HBC”) announced that it had acquired all of the ordinary shares of Coca-Cola Hellenic Bottling Company S.A. (“Coca-Cola Hellenic”), including such shares represented by American depositary shares, pursuant to an exchange offer and subsequent statutory buy-out under Greek law.  The purpose and effect of these transactions was to achieve the admission of the ordinary shares of Coca-Cola HBC, as the new Swiss holding company of the Coca-Cola Hellenic group, to the premium listing segment of the Official List of the UK Listing Authority and to trading on the main market for listed securities of the London Stock Exchange, as well as to secondary listing on the main market of the Athens Exchange, and the listing of Coca-Cola HBC’s American depositary shares, each representing one Coca-Cola HBC ordinary share, on the New York Stock Exchange (“NYSE”).  In connection with these transactions, Coca-Cola HBC became subject to reporting requirements under the U.S. Securities Exchange Act of 1934, as amended.  Further, on 18 June 2013, Coca-Cola HBC issued guarantees of the due and punctual payment of the principal, interest and premium (if any) due on the 5.125% Notes due 2013 and 5.500% Notes due 2015 issued by its subsidiary Coca-Cola HBC Finance B.V. and guaranteed by Coca-Cola Hellenic. On July 22, 2013, Coca-Cola HBC Holdings BV also issued such guarantees, as separately announced.

Consistent with the announced plans and intentions in connection with the exchange offer and subsequent statutory buy-out referred to above, on June 28, 2013, an application on Form 25 was filed by the NYSE with the U.S. Securities and Exchange Commission to delist such securities from the NYSE.   As soon as practical hereafter, Coca-Cola Hellenic intends to file a Form 15F with the U.S. Securities and Exchange Commission to deregister its ordinary shares, American depositary shares representing such shares and the Notes referred to above and to terminate its reporting obligations under the U.S. Securities Exchange Act of 1934, as amended.  The deregistration and termination of the reporting obligations of Coca-Cola Hellenic is expected to become effective 90 days after this filing.

Enquiries

Coca-Cola Hellenic Oya Gur Investor Relations Director	Tel: +30 210 618 3255 email: oya.gur@cchellenic.com

Eri Tziveli Investor Relations Manager	Tel: +30 210 618 3133 email: eri.tziveli@cchellenic.com

Dimitris Bakas Investor Relations Manager	Tel: +30 210 618 3124 email: dimitris.bakas@cchellenic.com

International media contact:

RLM Finsbury Guy Lamming Charles Chichester Philip Walters Charles O’ Brien	Tel: +44 20 7251 3801 email: guy.lamming@rlmfinsbury.com email: charles.chichester@rlmfinsbury.com email: philip.walters@rlmfinsbury.com email: charles.o’brien@rlmfinsbury.com

Greek media contact:

V+O Communications Mary Andreadi	Tel: +30 211 7501223 email: ma@vando.gr

About Coca-Cola Hellenic Group

Coca-Cola HBC is the second-largest bottler of products of The Coca-Cola Company in terms of volume with sales of more than 2 billion unit cases. It has a broad geographic footprint with operations in 28 countries serving a population of approximately 581 million people. Coca-Cola HBC offers a diverse range of ready-to-drink non-alcoholic beverages in the sparkling, juice, water, sport, energy, tea and coffee categories. Coca-Cola HBC is committed to promoting sustainable development in order to create value for its business and for society. This includes providing products that meet the beverage needs of consumers, fostering an open and inclusive work environment, conducting its business in ways that protect and preserve the environment and contribute to the socio-economic development of the local communities.

Coca-Cola HBC has a premium listing on the London Stock Exchange (LSE: CCH) and its shares are listed on the Athens Exchange (ATHEX: EEE). Coca-Cola HBC’s American depositary shares (ADSs) are listed on the New York Stock Exchange (NYSE: CCH). Coca-Cola HBC is included in the Dow Jones Sustainability and FTSE4Good Indexes. For more information, please visit http://www.coca-colahellenic.com/.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 23, 2013	Coca-Cola Hellenic Bottling Company S.A.

	By:	/s/ Spyros Mello
	Name:	Spyros Mello
	Title:	Chief Compliance Officer and Deputy General Counsel